Exhibit 99.3

Specific Security Deed (Shares)

APTORUM THERAPEUTICS LIMITED

Secured Party

and

TALEM MEDICAL GROUP LIMITED

Grantor

Specific Security Deed

Specific Security Deed (this Deed)

Date	17- November 2021

Parties:

APTORUM THERAPEUTICS LIMITED (Secured Party)	Floor 4, Willow House, Cricket Square, Grand Cayman KYI-9010, Cayman Islands
TALEM MEDICAL GROUP LIMITED (Grantor)	Floor 4, Willow House, Cricket Square, Grand Cayman KYI-9010, Cayman Islands

Recitals:

A.	The Grantor is (or will become) the legal and beneficial owner of the Collateral.

B.	The Grantor has agreed to enter into this Deed in favour of the Secured Party in order to provide security for the payment of the Secured Money and the performance of the Secured Obligations.

Deed:

1.	Definitions and interpretation

1.1	Definitions. In this Deed, unless expressly stated otherwise:

Attorney means an attorney appointed under this Deed.

Authorised Representative means in respect of each party, a solicitor of that party or a person nominated by notice to the other party as an authorised representative, and in respect of a party which is a corporation:

(a)	a company secretary or director, or any officer of the corporation whose title or office includes the words “manager” or “director”; or

(b)	a person acting with the title or in the office of manager or director.

Collateral means the personal property described in Schedule 1 of this Deed (including proceeds as that term is defined in the PPSA) or any part of those items of property, whether or not subject to a trust, and it includes anything in relation to which the Grantor has at any time a sufficient right, interest or power to grant a Security Interest, and includes New Rights and Documents of Title.

Control has the meaning given to that term in the PPSA.

Control Party means an intermediary of, or a person who is the issuer or the registered owner of, any financial property or intermediated security which is Collateral (the terms ‘intermediary’, ‘financial property’ and ‘intermediated security’ have the meanings given to such terms in the PPSA.

Corporations Act means the Corporations Act 2001 (Cth).

Specific Security Deed

Documents of Title includes:

(a)	documents of title and negotiable instruments (as those terms are defined in the PPSA);

(b)	each Transfer; and

(c)	any certificate or other document that evidences title to a Marketable Security, any notice of entitlement and any other document (whether negotiable or not) that the Grantor is required to deposit with the Secured Party under this Deed.

Encumbrance means:

(a)	a Security Interest;

(b)	any other mortgage, pledge, lien or charge;

(c)	any other arrangement or interest that secures the payment of money or the performance of Secured Obligations (including a bill of sale, trust, power or title retention arrangement, right of set-off, assignment of income, garnishee order or monetary claim and a flawed deposit arrangement); or

(d)	any third party right or interest in property, or any right arising as a consequence of the enforcement of a judgement.

Event of Default means an event specified in Clause 6.

Insolvency Event means, in relation to a person:

(a)	a receiver, receiver and manager, administrator, liquidator, provisional liquidator, or similar officer is appointed to the person or any of its assets;

(b)	a resolution is passed or an application to a court is taken or an order is made for the winding up, dissolution, official management or administration of the person;

(c)	the person ceases to (or is unable to) pay its creditors (or any class of them) in the ordinary course of business, or announces its intention not to pay its creditors;

(d)	the person is (or states that it is) insolvent or is deemed to be insolvent under the Corporations Act;

(e)	the making by the person of an assignment or attempted assignment for the benefit of its creditors;

(f)	any enforcement process (as that term is defined under the Corporations Act) is taken against or in relation to a substantial portion of the assets of that person and is not satisfied or withdrawn within 21 days; or

(g)	anything having a substantially similar effect to any of the events specified above happens under the law of any applicable jurisdiction.

Specific Security Deed

Marketable Securities has the meaning given to the term ’securities’ in the Corporations Act and includes:

(a)	an undertaking referred to in the exceptions to paragraphs (a), (b) and (c) of the definition of ‘debenture’ under the Corporations Act;

(b)	a negotiable instrument;

(c)	a unit or other interest in a trust or partnership; or

(d)	a right or an option in relation to any of the above, whether issued or unissued.

New Rights means all of the Grantor’s present and future rights and interests attaching to or arising from or otherwise in connection with the Collateral including all:

(a)	benefits, distributions, premiums, profits, dividends, interest, money, instruments, accounts, offers, privileges, rights bonuses, allotments, Marketable Securities, stock, units, interest in a managed investment scheme, debentures, securities, distributions;

(b)	rights to take up Marketable Securities or the allotment of or other in specie distribution of further Marketable Securities;

(c)	rights resulting from any conversion, consolidation, redemption, cancellation, reclassification, subdivision or forfeiture of any Marketable Securities;

(d)	rights relating to a reduction of capital, buy-back, liquidation or scheme of arrangement; and

(e)	Documents of Title to any Marketable Securities or any other thing in relation to any of the matters described above.

Permitted Encumbrance means:

(a)	an Encumbrance created under this Deed and/or under other Transaction Documents (including but not limited to Permitted Financing Activities under the Loan Agreement); and

(b)	an Encumbrance that the Secured Party agrees is a Permitted Encumbrance.

PPSA means the Personal Property Securities Act 2009 (Cth).

Receiver means:

(a)	a receiver or receiver and manager appointed ; or

(b)	anyone else who (whether or not as agent for the person) is in possession, or has control, of that property to enforce an Encumbrance.

Secured Money means all debts, monetary liabilities and obligations of the Grantor to the Secured Party under a Transaction Document, irrespective of whether the debts, liabilities or obligations are past, present or future, actual or contingent, joint or several or as principal, surety or otherwise.

Secured Obligations means all obligations, whether present or future, of the Grantor to the Secured Party, which are additional to the payment of the Secured Money.

Specific Security Deed

Security Interest means:

(a)	in relation to any personal property (as defined in the PPSA and to which the PPSA applies), has the same meaning as the PPSA; and

(b)	in relation to any other property, any interest in or right over property which secures the payment of a debt or other monetary Secured Obligation or the compliance with any other Secured Obligation.

Transaction Documents means:

(a)	this Deed;

(b)	the Loan Agreement relating to facilities of up to an aggregate amount of AUD4,700,000 entered into between the parties on or about the date of this Deed;

(c)	any other document which the parties agree in writing is a Transaction Document; and

(d)	any document, amending, varying, supplementing or replacing any of the above.

Transfer means a blank executed document of transfer in registrable form that is sufficient to transfer all legal and beneficial ownership in the Marketable Securities to the Secured Party.

Verification Statement means the written statement provided in accordance with section 156 of the PPSA.

1.2	Interpretation. In this Deed, unless inconsistent with the context:

(a)	if a word or phrase is defined, then its other grammatical forms have a corresponding meaning;

(b)	the singular includes the plural and vice versa;

(c)	the word includes and similar words, are not words of limitation and do not restrict the interpretation of a word or phrase in this Deed;

(d)	a reference to a document, includes a variation or replacement of it;

(e)	a reference to a statute includes its subordinate legislation and a modification, replacement or re-enactment of either;

(f)	a reference to person, includes a reference to:

(i)	an individual, a body corporate, a trust, a partnership, a joint venture an unincorporated body or other entity, whether or not it is a separate legal entity;

(ii)	if the person is an individual, the person’s personal representatives and assigns; and

(iii)	if the person is not an individual, the person’s successors and assigns;

(g)	if the date on which a thing must be done is not a business day, then that thing must be done on the next business day;

(h)	if a period of time runs from a given date, act or event, then the time is calculated exclusive of the date, act or event; and

(i)	a clause is not to be construed against a party solely on the ground that the party is responsible for the preparation of this Deed or that clause.

Specific Security Deed

1.3	Trusts

(a)	Unless the context requires otherwise, a reference to a transaction, asset, act or liability of any nature of the Grantor includes its transactions, assets, acts or liabilities as trustee.

(b)	Where the Grantor incurs an obligation, it incurs that obligation both in its own right and in its capacity as trustee, unless the obligation relates only to an asset which it holds in its own right and not as trustee.

2.	Security

2.1	Security Interest granted by this Deed.

(a)	To secure the due payment of the Secured Money and the performance of the Secured Obligations, the Grantor grants to the Secured Party a Security Interest in the Collateral.

(b)	The Security Interest granted by this Deed is intended to take effect as a first ranking security subject only to those Permitted Encumbrances which the Secured Party agrees in writing rank in priority to those Security Interest.

(c)	Nothing in this Deed will be construed as an agreement by the Secured Party to subordinate any Security Interest granted by this Deed to any other Encumbrance or interest affecting the Collateral at any time.

2.2	Continuing security. The Security Interest created under this Deed is a continuing security, despite intermediate payments, settlement of accounts or anything else.

2.3	Security Interest is unconditional. The Security Interest created under this Deed is not discharged nor are the obligations of the Grantor in relation to the Security Interest affected by any matter or thing, including:

(a)	time, indulgence, waiver or consent at any time given to the Grantor;

(b)	any amendment to, or the enforceability of, any Transaction Documents; or

(c)	insolvency, receivership, administration, winding up or change of control occurring in relation to the Grantor.

3.	Undertakings

3.1	Provide assistance. At the Secured Party’s request, the Grantor must do everything that the Secured Party requires to allow the Secured Party to:

(a)	obtain the full benefit of its rights under this Deed;

(b)	obtain a more effective security or obtain the priority that the Secured Party requires over any property subject to the Security Interest given by the Grantor including by:

(i)	depositing with the Secured Party any certificate or Document of Title evidencing any Collateral; and

(ii)	assisting with procuring any Control Party to enter into a Control agreement with respect to such Collateral;

Specific Security Deed

(c)	continuously maintain perfection of any Security Interest that forms part of the Collateral including perfecting as a purchase money security interest as defined in the PPSA where applicable;

(d)	be assigned or transferred absolutely any Collateral including an account due to the Grantor;

(e)	promptly do everything necessary or reasonably required by the Secured Party (including the stamping of any Security Interest), such as:

(i)	to preserve and protect the value of its Collateral; and

(ii)	to protect and enforce its title and the title of the Secured Party as secured party to its Collateral (including perfecting and continuously maintaining perfection of any Security Interest); and

(iii)	to comply with all Security Interest affecting its Collateral and the Secured Obligations secured by those Security Interest.

3.2	Deposit of documents. The Grantor agrees to deposit with the Secured Party:

(a)	all documents of title relating to the Collateral; and

(b)	any other documents the Secured Party requests relating to the Collateral, including the Transfers.

3.3	Maintenance of Collateral; Voting Rights.

(a)	The Grantor must:

(i)	not do anything, permit anything to be done or fail to do anything that materially lowers the value of the Collateral; and

(ii)	not do or omit to do anything which might render the Collateral liable to forfeiture, cancellation, avoidance or loss or might otherwise prejudicially affect the Grantor’s interest in the Collateral.

(b)	Unless an Event of Default occurs and continues to be occurring, the Grantor may exercise all voting powers in respect of the Collateral.

(c)	The Grantor must not exercise any voting powers in respect of the Collateral under this Clause 3.3 in any way which might adversely affect the value of the Collateral.

(c)	If an Event of Default occurs, the rights of the Grantor under this Clause 3.3 immediately cease and the Secured Party, any Receiver or Attorney is entitled to receive all Distributions and exercise all voting powers in respect of the Collateral to the exclusion of the Grantor.

3.4	Default. The Grantor must ensure it does not breach the terms of this Deed and an Event of Default does not occur.

3.5	Distribution re-investment plan. The Grantor will not participate in any distribution re-investment plan in connection with the Collateral.

Specific Security Deed

3.6	Blank Transfers. The Grantor must deposit with the Secured Party, or as the Secured Party directs, the Transfers in respect of their interest in the Collateral on execution of this Deed. Notwithstanding the above, if there is any changes in the applicable laws during the charge which would render the Transfer as provided in this Deed to contravene any then-existing applicable laws, Grantor shall timely inform the Secured Party and, notwithstanding anything to the contrary in the Transaction Document, the Secured Party shall not carry out any activities and/or cause the Grantor (an/or its relevant parties) to carry out any activities which are likely to contravene with the then-existing applicable laws.

3.7	Verification statement. The Grantor waives its right to receive a Verification Statement in relation to the registration of a financing statement or financing change statement.

4.	Representations and Warranties

4.1	The Grantor represents and warrants to the Secured Party that:

(a)	its obligations under this Deed are legal, valid, binding and enforceable against it in accordance with their terms;

(b)	it has taken all necessary action to authorise the execution and performance of this Deed in accordance with its terms;

(c)	it is the legal and beneficial owner of the Collateral and no other person holds any interest in the Collateral other than in respect of the Permitted Encumbrances;

(d)	it has good title to the Collateral free from any Encumbrance;

(e)	the Collateral is fully paid-up and not subject to any prior ranking or equally ranking Encumbrance;

(f)	it has disclosed to the Secured Party all of its interest in the Collateral;

(g)	no Event of Default subsists that has not been notified in writing to the Secured Party and waived by the Secured Party; and

(h)	it has not suffered an Insolvency Event and would not reasonably be expected to suffer an Insolvency Event as a result of entering into this Deed.

5.	Dealing with Collateral

5.1	Permitted dealings. Until an Event of Default occurs or the Collateral is registered in the Secured Party’s or its representative’s name:

(a)	but subject to the provisions of any other Transaction Documents, the Grantor may receive and retain all dividends and any other income that forms part of or is derived from the Collateral; and

(b)	the Grantor:

(i)	may attend meetings and exercise all rights including voting rights in connection with the Collateral; and

(ii)	must not vote in favour of any resolution that would materially or adversely affect the value of the Collateral or any of the rights attached to the Collateral.

Specific Security Deed

5.2	Deposit Documents of Title.

(a)	The Grantor must deposit with the Secured Party all Documents of Title (including the number of Transfers that the Secured Party specifically requires) in relation to the Collateral at the time it signs this Deed.

(b)	The Grantor allows the Secured Party to hold and retain possession or Control or to take possession or Control of Documents of Title until the Secured Party discharges the Security Interest created by this Deed.

5.3	Rights of Grantor cease. If an Event of Default occurs and is continuing:

(a)	the rights of the Grantor under Clause 5.1 shall immediately cease;

(b)	the Secured Party is entitled to:

(i)	receive any New Rights and apply them or their sale proceeds as it sees fit and in this respect, the Grantor agrees to procure that all dividends and all other income paid in relation to the Collateral are paid directly to the Secured Party; and

(ii)	attend meetings and exercise or refrain from exercising any rights in connection with the Collateral; and

(c)	the Grantor must at its own expense:

(i)	execute proxies and other instruments that the Secured Party may require to enable the Secured Party to attend meetings and exercise rights; and

(ii)	if requested by the Secured Party, do everything necessary to ensure that the Collateral is registered in the Secured Party’s or its representative’s name, as stated in the request.

5.4	Restricted dealings. Except in accordance with this Deed or under written consent of the Secured Party, the Grantor must not:

(a)	grant, allow to exist or agree to an Encumbrance over the Collateral other than a Permitted Encumbrance;

(b)	transfer, sell, dispose or otherwise deal with Collateral;

(c)	waive any of the Grantor’s rights or release any person from its obligations in connection with this Security Property;

(d)	assign or otherwise deal in any way with the Security Interest or any interest in it or create of allow any interest in it to be arise or be varied;

(e)	allow any person other than the Secured Party to have an Encumbrance in respect of the Collateral; or

(f)	give Control or possession of the Collateral to another person other than the Secured Party.

Where by law the Secured Party may not restrict the creation of any Encumbrance over an asset ranking after the Security Interest granted under this Deed or any Transaction Document, this Clause 5.4 will not restrict that creation, but before creating that Encumbrance the Grantor shall ensure the holder of that Encumbrance enters into a deed of priority in form and substance specified by the Secured Party.

Specific Security Deed

5.5	Release. The Secured Party will release the Collateral from the Security Interest created by this Deed if the Grantor’s obligation to pay the Secured Money and perform all of the Secured Obligations are satisfied and in the Secured Party’s reasonable opinion:

(a)	there is no prospect that money or damages will become owing (whether actually or contingently) by the Grantor to the Secured Party; and

(b)	no payment towards the satisfaction of the Grantor’s obligation to pay the Secured Money is likely to be void, voidable or refundable under any applicable law (including any law relating to insolvency).

6.	Events of Default

6.1	An Event of Default occurs if one or more of the following occurs:

(a)	the Grantor does not pay the Secured Money when due;

(b)	the Grantor fails to perform the Secured Obligations and that failure continues without waiver or consent by the Secured Party for a period of 14 days;

(c)	execution or distress takes place or is attempted or an order to execute a judgment (however described) is made against the Grantor or any of its assets and is not stayed or withdrawn within 14 days;

(d)	the Grantor is the subject of an Insolvency Event;

(e)	a present or future Encumbrance over any Collateral is enforced or becomes enforceable;

(f)	any part of the Transaction Documents is terminated or is or becomes void, illegal, invalid, unenforceable, defective or of limited force and effect;

(g)	any Collateral is transferred (including by sale or creating a Security Interest or under proceedings to enforce a judgment) in breach of a provision of this Deed;

(h)	an event occurs which is specified in the Transaction Documents as an Event of Default or an event of default (as the expression or any equivalent expression is defined in any Transaction Documents) occurs;

(i)	the Grantor does not comply with an undertaking given to the Secured Party (including the undertakings in this Deed) within the period specified in the undertaking, or where no period is specified and the undertaking is not an ongoing undertaking, within 14 days after the date of the undertaking; or

(j)	a representation, warranty or statement made by or on behalf of the Grantor is not true in a material respect or is misleading in a material respect when made or repeated.

Specific Security Deed

7.	Rights the Secured Party may exercise at any time

7.1	Performance of Grantor’s Secured Obligations. If at any time a party to this Deed fails to perform any Secured Obligation in any Transaction Document, the Secured Party or any person it authorises may do anything which in its opinion is necessary or expedient to make good or to attempt to make good that failure to its satisfaction.

7.2	Secured Party may enter. The Secured Party or any person it authorises may inspect and copy the records of the Grantor related to the Collateral at any time while an Event of Default subsists. The Grantor will do everything in its power to assist that inspection and copying and ensure that its employees and officers and their employees and officers do the same.

7.3	Right to rectify. The Secured Party performs any Secured Obligations pursuant to Clause 7.1, the Grantor agrees to pay the Secured Party’s reasonable fees, costs and expenses on demand in writing.

8.	Enforcement

8.1	Circumstances when this Deed may be enforced. If an Event of Default occurs, then the Secured Money will immediately become payable at the Secured Party’s option (despite any delay or previous waiver of the right to exercise that option) and this Deed will immediately become enforceable (whether or not the Secured Money has become payable in this manner).

8.2	Enforcement despite earlier payment. This Deed may be enforced:

(a)	even if the Secured Party accepts a payment of interest or other amount after any Event of Default (except where the payment is sufficient to cure the default); and

(b)	without the need for any consent or agreement of, the Grantor or any other person.

8.3	Powers on enforcement.

(a)	If an Event of Default occurs, then the Secured Party, any of its Authorised Representatives, Receiver or the Attorney (except to the extent specifically excluded by the terms of appointment), may do anything in respect of the Collateral that an absolute beneficial legal owner of the property could do, which includes the power to do any of the following, in addition to anything else the law or this Deed allows the Secured Party to do:

(i)	Seize, take and retain possession of the Collateral.

(ii)	Obtain registration of the Collateral in the Secured Party or its nominee’s name.

(iii)	Do everything necessary to enable the Secured Party or its nominee to receive any New Rights.

(iv)	Grant or take put or call options.

(v)	Anything to maintain, protect or improve any of the Collateral or to obtain income or returns from any of the Collateral.

(vi)	Borrow or raise any money from the Secured Party or any other person approved by the Secured Party, give guarantees and grant any Encumbrance over any of the Collateral to secure that money or guarantee. Such Encumbrance may rank in priority to or equally with or after, the Security Interest granted under this Deed and it may be given in the name of the Grantor or otherwise.

(vii)	Lend money or provide financial accommodation.

(viii)	Make or accept any arrangement or compromise.

(ix)	Give receipts for money and other assets.

(x)	Perform or enforce, exercise or refrain from exercising the Grantor’s rights and powers under or obtain the benefit in other ways of, any documents or agreements or rights which form part of the Collateral and any documents or agreements entered into in exercise of any power.

(xi)	Surrender, release or transfer any of the Collateral or exchange it (xi) with any person for other property.

(xii)	Promote the formation of any corporation with a view to purchasing any of the Collateral or assuming the Secured Obligations of the Grantor or otherwise.

Specific Security Deed

(xiii)	Delegate to any person acceptable to the Secured Party any power conferred on the Secured Party, Receiver or Attorney (including delegation).

(xiv)	Exercise any voting or other rights or powers in respect of any of the Collateral.

(xv)	Do anything incidental to the exercise of any other power of the Secured Party, Receiver or Attorney.

(b)	The Secured Party may exercise any powers set out in Clause 8.3(a):

(i)	without any need to take possession and without being liable as mortgagee in possession; and

(ii)	through one or more agents, in which case anything done or incurred by an agent will be taken to be done or incurred by the Secured Party.

9.	Statutory Powers

9.1	Powers in augmentation. The powers conferred on the Secured Party by law:

(a)	are in addition to the powers conferred by this Deed or any Transaction Document;

(b)	to the extent permitted by law, may be exercised immediately when an Event of Default occurs and at any time subsequently; and

(c)	are excluded or varied only so far as they are inconsistent with the express terms of this Deed or any Transaction Document.

10.	Registration under PPSA

10.1	Registration. The Secured Party may, at the Grantor’s expense, apply for any registration, or give any notification, in connection with the Security Interest under this Deed. This includes registration under the PPSA for the Collateral. The Grantor consents to any such registration or notification and agrees not to make an amendment demand.

10.2	Notice requirements. The Grantor hereby acknowledges receipt of a copy of this Deed, and waives any right it may have to receive a Verification Statement in relation to the registration or amendment of any Security Interest by the Secured Party in connection with this Deed.

11.	Application of money

11.1	Money that the Secured Party, a Receiver or an Attorney receives under or because of this Deed is to be applied in the following order, unless the Secured Party is obliged to pay anyone with a prior claim:

(a)	First in payment of all expenses the Secured Party, Receiver or Attorney incurs in or incidental to the exercise or attempted exercise of a power or otherwise in relation to this Deed.

(b)	Then in payment of any other outgoings the Secured Party or Receiver thinks it appropriate to pay.

(c)	Then in payment to the Receiver and the Attorney of any remuneration (whether by way of commission or otherwise).

(d)	Then in payment to the Secured Party, a Receiver or an Attorney of any amount necessary to give effect to any indemnity contained in this Deed.

(e)	Then in payment to the Secured Party of the Secured Money.

11.2	Any surplus will belong to the Grantor or other persons entitled to it. The Secured Party, Receiver or Attorney may pay the surplus to the credit of a bank account in the name of the Grantor or other person entitled to it and will then be under no further liability in relation to it. The surplus will not accrue interest.

Specific Security Deed

12.	Third party dealings

12.1	Secured Party’s receipts and discharges. The Secured Party may give discharges and receipts for any money payable by any third party in respect of any exercise of a right by the Secured Party, a Receiver or an Attorney.

12.2	No duty to enquire.

(a)	Any person dealing with the Secured Party, a Receiver or an Attorney in relation to the exercise by any of them of a right under this Deed need not be concerned to enquire whether:

(i)	the right is exercisable or properly exercised;

(ii)	the Receiver or Attorney is properly appointed;

(iii)	any money paid by it to the Secured Party, a Receiver or an Attorney is properly applied; and

(iv)	the title of that person to any property acquired by it from the Secured Party, Receiver or Attorney will not be adversely affected by the right not being exercisable or any improper appointment, exercise of the right or application of money by the Secured Party, a Receiver or an Attorney of which it does not have actual notice.

(b)	The Grantor agrees that if the Secured Party, a Receiver or an Attorney sells or otherwise disposes of the Collateral the Grantor will not challenge the acquirer’s right to acquire the Collateral (including on the ground that the Secured Party, the Receiver or the Attorney was not entitled to dispose of the Collateral or that the Grantor did not receive notice of the intended disposal) and the Grantor will not seek to reclaim that property.

(c)	The benefit of Clause 12.2(a) is held on trust for the benefit of the Secured Party, each Receiver, each Attorney and each person dealing with any of them.

13.	Protection of Secured Party

13.1	Protection of Secured Party, Receiver and Attorney.

(a)	The Secured Party is not obliged to, but may:

(i)	notify any debtor or member of the Grantor or any other person of this Deed; or

(ii)	enforce payment of any money payable to the Grantor or take any step or proceeding for any similar purpose.

(b)	None of the Secured Party, any of its Authorised Representatives, Receiver nor Attorney is liable for any omission or delay in exercising any power, right, discretion or remedy under this Deed or for any involuntary loss or irregularity that may occur in relation to the exercise or non exercise of any of them except to the extent of its own fraud, negligence or wilful misconduct.

13.2	Conflict of interests. The Secured Party, an Authorised Representative of the Secured Party or other person appointed by the Secured Party under this Deed, an administrator of the Grantor appointed by the Secured Party, a Receiver or an Attorney may exercise or agree to exercise a power given by this Deed or by law even though that person may have a conflict of interests in exercising the power.

Specific Security Deed

13.3	Liability for loss.

(a)	No Secured Party, Receiver or Attorney will be liable:

(i)	in respect of any conduct, delay, negligence or breach of duty in the exercise or attempted exercise of, or failure to exercise, any of its Rights contained in this Deed;

(ii)	in respect of any release or dealing with any other guarantee or Encumbrance (including any prejudice to or loss of the Grantor’s Rights of subrogation), nor

(iii)	for any loss (including consequential loss) which results.

(b)	If the Secured Party, a Receiver or an Attorney enters into possession of all or any part of the Collateral, none of the Secured Party, any of its Authorised Representatives, Receiver or Attorney is liable:

(i)	to account as mortgagee in possession or for anything except actual receipts; or

(ii)	for any loss on realisation or for any default or omission for which a mortgagee in possession might be liable.

14.	Preservation of Secured Party’s Rights

14.1	Reinstatement of Rights of Secured Party.

(a)	If any transaction or payment relating to the Secured Money is void, voidable or otherwise unenforceable or refundable:

(i)	the Secured Party is entitled against the Grantor to all Rights under this Deed that it would have had if the transaction or payment was not void, voidable or unenforceable or refundable; and

(ii)	the Grantor must do all things and sign such documents necessary or convenient to restore to the Secured Party the Security Interest created by this Deed and its Rights under this Deed immediately before that transaction or payment.

(b)	The Grantor’s Secured Obligations under Clause 14.1(a) are continuing Secured Obligations, independent of the Grantor’s other Secured Obligations under this Deed and continue after this Deed ends.

14.2	Suspension of Grantor’s rights. The Grantor must not exercise a right of set-off or counterclaim which reduces or extinguishes the Secured Obligation of the Grantor to pay the Secured Money.

14.3	No merger. This Deed is in addition to and is not in any way prejudiced by any judgment, order or other thing and the Secured Party’s Rights under this Deed will not be merged with any judgment, order or other thing.

15.	Indemnities

15.1	Indemnity for exercise of Rights or proceeding. To the extent permitted by law, the Grantor must indemnify the Secured Party, each Authorised Representative of the Secured Party and each Receiver, Attorney, agent, administrator of the Grantor or any other person appointed under this Deed, the PPSA or the Corporations Act by or on behalf of the Secured Party as a secured party under this Deed against, and must pay each of them on demand the amount of all losses, liabilities, expenses and taxes they each incur (except to the extent of their own fraud, negligence or wilful misconduct):

(a)	(directly or indirectly) in the exercise or attempted exercise of any of the powers, Rights, discretions or remedies (express or implied) vested in them under this Deed, the PPSA or the Corporations Act; and

(b)	in connection with all proceedings, expenses, claims and demands in relation to anything done or omitted in any way relating to the Collateral;

including legal expenses on a full indemnity basis and expenses incurred in engaging consultants.

15.2	Recovery from Collateral. A person who is entitled to be indemnified for a loss, liability, expense or tax under Clause 15.1 may recover the amount to be indemnified direct from the Collateral.

Specific Security Deed

16.	General provisions

16.1	Governing law and jurisdiction.

(a)	The law of New South Wales governs this Deed.

(b)	The parties submit to the non-exclusive jurisdiction of the courts of New South Wales, and Australia.

16.2	Variation. The parties can vary this Deed only if the variation is in writing and signed by each party.

16.3	Assignment, novation or transfer. A party must obtain the prior written consent of the other party before it transfers, assigns or novates a right or obligation under this Deed.

16.4	Rights are cumulative. A party’s rights under this Deed are in addition to its rights at law.

16.5	Severance. If any provision of this Deed is invalid, illegal or unenforceable, that provision shall be severed from this Deed and ignored in the interpretation of this Deed to the minimum extent necessary and to the intent that the remaining provisions of this Deed remain in full force and effect. The severance of that provisions shall not in any manner affect or render illegal, invalid or unenforceable any other provision of this Agreement.

16.6	Waiver

(a)	A party’s failure, partial failure or delay in exercising a right relating to this Deed, is not a waiver of that right.

(b)	A single or partial exercise or waiver by the Secured Party of a right relating to this Deed does not prevent any other exercise of that right or the exercise of any other right.

16.7	Survival

(a)	The representations and warranties contained in this agreement survive termination of this agreement.

(b)	To the extent that a party has not satisfied an obligation or it is a continuing obligation, that obligation survives termination of this agreement.

16.8	Further assurance. Each party at its own expense must do everything necessary to give full effect to this Deed.

16.9	Counterparts

(a)	The parties may execute this Deed in any number of counterparts, which taken together constitute one instrument.

(b)	The parties may exchange counterparts by scanning the entire duly executed counterpart and emailing it to the other party.

16.10	No merger. A party’s rights and obligations do not merge on the execution or completion of this Deed or the completion of a transaction under this Deed.

16.11	Time is of the essence. Time is of the essence in this Deed and no extension or variation of time granted by any party operates as a waiver of this Clause.

[signature pages to follow]

Specific Security Deed

Executed as a deed.

Executed as a deed by APTORUM THERAPEUTICS LIMITED in accordance with section 127 of the Corporations Act 2001 (Cth):	) ) ) )

Director		Director

Date		Date
17 November 2021		17 November 2021

Specific Security Deed

Executed as a deed by TALEM MEDICAL GROUP LIMITED in accordance with section 127 of the Corporations Act 2001 (Cth):	) ) ) )

Director		Director

Date		Date
17 November 2021		17 November 2021

Specific Security Deed

Schedule 1 – Collateral

The entire issued share capital in Talem Medical Group (Australia) Pty Limited (ACN 636 527 378).